FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 February 2011

HSBC HOLDINGS PLC
2010 RESULTS - LIVE WEBCAST AND CONFERENCE CALL

There will be a webcast presentation and conference call today for investors and analysts starting at 10:45 in London. The speakers will be: Douglas Flint, Group Chairman; Stuart Gulliver, Group Chief Executive; and Iain Mackay, Group Finance Director.

Please follow the link below to view the 2010 Results Presentation;
http://www.rns-pdf.londonstockexchange.com/rns/9315B_-2011-2-27.pdf

A copy of the presentation to investors and analysts is attached and is also available to view and download at www.hsbc.com. Full details of how to access the conference call appear below and details of how to access the webcast can be found at: http://www.hsbc.com/1/2/investor-relations/financial-info.

Time: 05.45 (in New York); 10.45 (in London); 18.45 (in Hong Kong)

Conference call access numbers:
Restrictions may exist when accessing free phone / toll free numbers using a mobile telephone.

Passcode: HSBC
	Toll	Toll free
UK	+44 (0) 20 7138 0828	0800 279 9640
US	+1 718 354 1358	1866 850 2201
Hong Kong	+852 3009 5112	800 966 243

Replay access details (available until 28 March 2011)

Passcode: 5087442#
	Toll	Toll free
UK	+44 (0) 20 7111 1244	0800 358 7735
US	+1 347 366 9565	1866 932 5017
Hong Kong	+852 3011 4669

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455bn at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 28 February, 2011